FREE WRITING PROSPECTUS

For: Mobile Global Esports Inc.	July 26, 2022

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated July 26, 2022;

Registration Statement No. 333-261877

Attached is a revised graphic to be distributed to attendees of Mobile Global Esports Inc.’s planned roadshows in support of the public offering of its common shares pursuant to the registration statement set forth above. This replaces all the earlier graphic previously filed.

This revised graphic will be distributed to everyone to whom we send the earlier FWP materials.

Mobile Global Esports Inc.

By:	/S/ David Pross
David Pross, Chief Executive Officer


ESI


#Go MoGo!






ESI
EUSAI



Esports in India


ESI



July 26, 2022

MOGO PROJECTIONS TO BE DISREGARDED AND NOT RELIED UPON.

The projections in marketing materials presented to potential selling group members and brokers, (so called free writing prospects materials), dated July 8,12 and 19, 2022, contain projections without a disclosure of Managements' notes and assumptions serving as a basis for such projections, and are therefore withdrawn. Such projections should not be relied upon by prospective investors contemplating investment in MOGO's common stock. Specifically, projections as to the number of Mogo's future digital users, future average gaming hours, games, social hours use, future per user revenue projections, and future Company revenue projections and data projections have been withdrawn and should not be relied upon in considering whether to invest.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATMENTS

This presentation contains forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Forward-looking statements involve risks and uncertainties and include statements regarding, among other things, our projected revenue growth and profitability, our growth strategies and opportunity, anticipated trends in our market and our anticipated needs for working capital. They are generally identifiable by use of the words "may," "will," "should," "anticipate," "estimate," "plans," "potential," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" or the negative of these words or other variations on these words or comparable terminology. In particular, these include statements relating to future actions, prospective products, market acceptance, future performance, results of current and anticipated products, sales efforts, expenses, and the outcome.

These statements are based on our management's expectations, beliefs and assumptions concerning future events affecting us, which in turn are based on currently available information. These assumptions could prove inaccurate. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect.

Proposed Offering Terms

Issuer	Mobile Global Esports, Inc.
Security	Common Shares
Proposed Price Per Share	**$4**
Proposed Shares Offered	**1,500,000***
Proposed Offering Size	**$6,000,000***
Proposed Trading Symbol	**MGAM**
Proposed Exchange	The Nasdaq Capital Market
Sole Bookrunning Manager/Underwriter	WestPark Capital, Inc.

* Assumes no exercise of the underwriters' over allotment option to purchase up to 150,000 additional ordinary shares.

Please click on the logo below to play a short video

MOGO!

July 26, 2022

#Esports the **fastest growing** sport in the world.

#Mobile the **fastest growing** platform for gaming.

#Under-25 the **fastest growing** demographic for Esports.



Mobile Global Esports Inc (**MOGO!**) is expanding the Esports business created by Sports India in 2016.

MOGO! is an entertainment company in India focused on social engagement through **Esports**.

MOGO! creates live events in India focused on University students & is currently building an Esports platform to **scale engagement and revenue opportunities**.

Very few have successfully led a Fortune 100 company into India. **CEO Dave Pross has done it twice** (*PepsiCo & RJR Nabisco*).

Gregory Butler, Anthony Rennert and Martha Chang comprise the team behind our technology. They have served as executives, consultants or worked with **Samsung, SiriusXM, China Telecom, Siemens, Intel, Tata Communications** and many others on technology, media and social engagement.

SI's team in India led by Sunny Bhandarkar, has been organizing live sports and Esports since 2016, developing the **institutional knowledge and relationships** that will be key to growth.

EXCLUSIVE AUDIENCE

Through a licensing arrangement with **MOGO!**'s parent company, SII, we hold the **exclusive rights to the commercialization of University Esports** including:

854 AIU Member Universities

73 EUSAI Member Universities

For context, the 13th and 31st ranked AIU universities have roughly **850,000 students**, with the entire collegiate system boasting over **37 MILLION students.**



LOVELY
PROFESSI
UNIVERS
MOGO!
UNIVERSITY NATIONAL ESPORTS
CHAMPIONSHIP 2022
PAY MUMBAI SHARKS
POSITION WINNERS
BATTLEGROUNDS MOBILE INDIA
RS 1,50,000
DATE 06/04/2022

@MOGO! hosted **41*** University Esports tournaments over the last **18 months**.

@MOGO! Esports events with over **632,000 unique viewers** since January 2022.

@MOGO! exclusive organizer of the only officially-sanctioned **National Championship for University Esports** in India.



*Includes events hosted by SII

CUTTING EDGE TECHNOLOGY

India has some of the least reliable internet in the world.

Our partners at ZuCasa not only bring the technology to build **a gaming platform with unique social, video and revenue features** to market, they also have delivered its proprietary compression called EVE.

EVE reduces video file size by **65% or more** while keeping HD quality.

We believe EVE will help to reduce MOGO!'s expenses while allowing us to reach more users.



USAI

MoGo!

Our monetization plan is based on **standard approaches** like advertising, in-app purchases & subscriptions, but also some that are **specific to Esports:**

#In-Game Ads

Projected $**1.2 BILLION** in India by 2025

#Video Game IP

Honor of Kings & Peacekeeper Elite

$1.5 BILLION each yearly revenue

#Esports Team Owner

Global Top 10 Team value averages

$350 MILLION+

2013 $3 MILLION

Top Tournament Prize Pools

2021 $40 MILLION



Top Chinese players earn $37 MILLION per year

2019 $250 MILLION

Team Solo Mid Valuation

2022 $540 MILLION

Esports viewers worldwide=
1.2 BILLION



It took Esports only 25 years to pass Rugby and American Football **combined** in worldwide viewership.

14% market share, revenue **up 84%** to $61 MILLION 2019-2021.

Sold for $1 BILLION with less than **600,000 users**, now has 9.5 MILLION.

21 Major Social Media sites launched BEFORE Facebook.


ESI

#1 — **Esports** is the fastest growing sports category in the world.

#2 — **India** has the **highest concentration** of the key Esports demographic in the world.

#3 — **MOGO!** Has access to difference-making technology.

#4 — **MOGO!** leadership has been successful in **India** at the highest level.

Management believe Esports is the next global wave. Esports combines the excitement of **competitive sports**, the shared experience of **social media** and the win-or-go-home challenge of **gaming**.

MOGO! has already put on successful events, has contracted for the technology to build the business, has acquired **exclusive access** to a large market with favorable demographics, and has an **experienced management** team and a growing industry.

Please join us as we build the MOGO! university **Esports business in India**.


MOGO!




#Go


EUSAI





MoGo!











Mobile Global Esports Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. (Filed on July 26, 2022, Registration Statement No. 333.261877).

Before you invest, you should read the prospectus in that registration statement and other documents Mobile Global Esports Inc. has filed with the SEC for more complete information about the Company and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-949-573-0628.